FIRST AMENDMENT TO MEMBERSHIP INTEREST

PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT is entered into as of June 30, 2004, by and among BILLY ORGEL, an individual resident of the State of Tennessee, LEE HOLLAND, an individual resident of the State of Missouri, CRAIG WEISS, an individual resident of the State of Tennessee, JAY H. LINDY, an individual resident of the State of Tennessee, and MAJESTIC COMMUNICATIONS, INC., a Tennessee corporation (collectively referred to as "Sellers"), and PINNACLE TOWERS ACQUISITION LLC, a Delaware limited liability company ("Purchaser").

W I T N E S S E T H:

WHEREAS, Sellers and Purchaser are parties to that certain Membership Interest Purchase and Sale Agreement, dated April 22, 2004 (the "Agreement") pertaining to sale by Sellers to Purchaser of one hundred percent (100%) of the membership interests in the Company (collectively, the "Membership Interests");

WHEREAS, on the date hereof, Purchaser is acquiring the Membership Interests from Sellers and closing the transaction contemplated under the Agreement;

WHEREAS, the parties intend to modify the Agreement in certain respects as more particularly set forth hereinafter;

NOW, THEREFORE, in consideration of Ten and No/100 Dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    Capitalized Terms and Phrases. Unless otherwise defined herein, all capitalized terms and phrases used in this Amendment shall have the same meanings ascribed to them in the Agreement.

2.    Estoppels. Section 6.2 (a)(ix) of the Agreement provides that it shall be a condition precedent to Purchaser's obligation to close the transaction that Purchaser shall have received Ground Lessor Estoppels from Ground Lessors with respect to the Leasehold Properties which, together with Tower Cash Flow from Owned Properties, constitute no less than at least eighty percent (80%) of Tower Cash Flow. Notwithstanding the fact that this condition precedent has not been satisfied as of the Closing Date, Purchaser has agreed to waive this condition, provided that Sellers diligently pursue the remaining estoppels for a period of thirty (30) days after Closing. Sellers hereby agree to use commercially reasonable efforts to obtain the Ground Lessor Estoppel from each of the Ground Lessors that has not executed a Ground Lessor Estoppel as of the Closing Date.

3.    Non-Disturbance Agreements. Section 6.2 (a)(x) of the Agreement provides that it shall be a condition precedent to Purchaser's obligation to close the transaction that Purchaser shall have received a Non-Disturbance Agreement from the mortgagee of each Ground Lessor whose mortgage has priority over any Ground Lease. On the Closing Date, Non-Disturbance Agreements have not been obtained for the following sites: River Trace, Baldwin Road, Walnut and Kenton. Notwithstanding the fact that this condition precedent has not been satisfied as of the Closing Date, Purchaser has agreed to waive this condition, provided that Sellers diligently continue to pursue the Non-Disturbance Agreements for these Sites for a period of thirty (30) days after Closing. Sellers hereby agree to use commercially reasonable efforts to promptly obtain the required Non-Disturbance Agreements.

4.    Humphreys Site. Section 5.6 (a) (ix) of the Agreement contemplated that prior to Closing, Company would acquire from TVHT, LLC all right, title and interest in the assets associated with the Humphreys tower site located on Humphreys Boulevard in Memphis, Tennessee, so that such site would be included in the Tower Assets at Closing and that all representations, covenants and agreements of Sellers as to the Tower Assets would apply to the Humphreys site. Sellers and Purchaser hereby acknowledge that in lieu of Company's acquiring the right, title and interest in the assets associated with the Humphreys site, Company has acquired a 100% membership interest in TVHT, LLC. In connection therewith, Sellers hereby represent as follows, as of the date hereof:

A.    Company owns a 100% membership interest in TVHT, LLC, and the membership interests in TVHT, LLC ("TVHT Membership Interests") are duly authorized, validly issued, and fully paid. Other than the TVHT Membership Interests, there are no other issued and outstanding membership interests in TVHT, LLC and there are no outstanding or authorized options, warrants, rights, agreements or commitments to which TVHT or any Seller is a party or which are binding upon TVHT or any Seller relating to the issuance, disposition or acquisition of any membership interests in TVHT.

B.    There are no outstanding or authorized membership interest appreciation, phantom membership interests or similar rights with respect to the Company. None of the TVHT Membership Interests were issued in violation of any Laws. The TVHT Membership Interests are uncertificated. All of the TVHT Membership Interests are owned solely and directly by Company, and each Seller warrants that Company has all right, title and interest to the TVHT Membership Interests, free and clear of any liens, charges, claims, pledges, voting trusts, proxies, security holder or similar agreements, encumbrances or restrictions, other than applicable securities law restrictions.

C.    All representations, covenants and agreements of Sellers as to the Tower Assets will apply to the Humphreys site, as applicable.

5.    Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which together shall constitute one and the same Amendment. It shall not be necessary that each party execute each counterpart, or that any one counterpart be executed by more than one party, so long as each party executes at least one counterpart.

6.    Ratification. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the provisions of this Amendment shall control. Except as expressly set forth herein, all other terms and conditions of the Agreement shall remain unmodified, the same being ratified, confirmed and republished hereby.

7.    Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Florida.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

PURCHASER: PINNACLE TOWERS ACQUISITION LLC

By:	Global Signal Services LLC, its Manager

By:	/s/ Ronald Bizick Name: Ronald Bizick Title: Executive Vice President, Corporate Development and Operations

SELLERS:

/s/ Billy Orgel
BILL ORGEL

/s/ Lee Holland
LEE HOLLAND

/s/ Craig Weiss
CRAIG WEISS

/s/ Jay H. Lindy
JAY H. LINDY

MAJESTIC COMMUNICATIONS, INC.

By: /s/ William Orgel Name: William Orgel Title: President